Date June 21, 2016

John Reynolds Securities and Exchange Commission

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Deseo Swimwear Inc.
Registration Statement on Form S-1 Filed April 29, 2016 File No. 333-210419

In response to your letter dated June 14, 2016, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Deseo Swimwear Inc. (the "Company"). Amendment No. 3 to the Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to the Staff's comments. For your convenience, we have reproduced below the comments contained in the Staff's June 14, 2016 letter in italicized text immediately before our response.

Liquidity and Capital Resources, page 23

1.

We note your response to Comment 2 and we reissue the comment. We calculate that your working capital for December 31, 205 and March 31, 2016 was $4,977 and a deficit of $4,094, respectively. Please revise your disclosure as appropriate.

1

Response:

We have revised our statement as recommended on page 23 of Liquidity and Capital Resources.

Certain Relationships and Related Transactions, page 27

2.

We note your response to comment 3. Please tell us how you determined Ms. Cope is not a promoter within the meaning of Rule 405 of Regulation C, for the purpose of Item 404(c) of Regulation S-K. We note your disclosure on page 19.

Response:

Our determination that Ms. Cope is not a promoter within the meaning of Rule 405 of Regulation C for the purpose of Item 404(c) of Regulation S-K is based on the following:

1.	Ms. Cope has not received and shall not receive any money, property, contracts, options or rights of any king from the registrant and;

2.	The registrant has not acquired and has no plans to acquire any assets from Ms. Cope.

Sincerely,

/s/ Suzanne Cope

Chief Executive Officer